# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELUS International (Cda) Inc., CIK 0001825155
CUSIP: 87975H100
Title of class of securities: Subordinate voting share, no par value
Address of issuer's principal executive offices: 510 West Georgia Street, Floor 7, Vancouver, British Columbia, British Columbia Canada (A1), VB6 0M3
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001348883-25-000003
Filed by CIK 0001132702

## Reporting persons
- Franklin Templeton Investments Corp.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 3,874,019; shared voting power 0; sole dispositive power 5,314,628; shared dispositive power 0; aggregate amount beneficially owned 5,314,628 (4.8% of the class)
  Comment: This Schedule 13G does not report securities beneficially owned by other business units of FTIC.

## Item 1. Issuer
Name of issuer: TELUS International (Cda) Inc.
Address of issuer's principal executive offices: Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3

## Item 2. Person Filing
Name of person filing: Franklin Templeton Investments Corp.
Address of principal business office or, if none, residence:
200 King Street West, Suite 1400
Toronto, ON, M5H 3T4, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,314,628
Percent of class: 4.8
Sole power to vote or to direct the vote: Franklin Templeton Investments Corp.: 3,874,019
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Franklin Templeton Investments Corp.: 5,314,628
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of Franklin Templeton Investments Corp., including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Item 4 Ownership

The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts that are investment management clients of the business unit reporting (separate from any other business unit) on this Schedule 13G (the "Business Unit") of Franklin Templeton Investments Corp. ("FTIC"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). This Schedule 13G does not report securities beneficially owned by other business units of FTIC. When an investment management contract (including a sub advisory agreement) delegates to the Business Unit of FTIC investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Business Unit of FTIC as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, the Business Unit of FTIC reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Schedule 13G. As a result, for purposes of Rule 13d-3 under the Act, the Business Unit of FTIC may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.
Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by the Business Unit of FTIC are exercised independently from FRI (the Business Unit of FTIC's parent holding company) and from the other business units of FTIC and all other investment management subsidiaries of FRI (the other business units of FTIC, FRI, its affiliates and investment management subsidiaries other than the Business Unit of FTIC are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of the Business Unit of FTIC and FRI affiliates establish informational barriers that prevent the flow between the Business Unit of FTIC and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, the Business Unit of FTIC and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.
Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement- Stock Ownership of Certain Beneficial Owners). However, because the Business Unit of FTIC exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by the Business Unit of FTIC is not attributed to the Principal Shareholders. The Business Unit of FTIC disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of the Business Unit of FTIC should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.
Furthermore, the Business Unit of FTIC believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which the Business Unit of FTIC or the FRI affiliates provide investment management services.

## Signatures
- Franklin Templeton Investments Corp.: Kathie Johnson, CCO and Chief Anti-Money Laundering Officer of Franklin Templeton Investments Corp. (05/09/2025)